Exhibit 99.10

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated February 27, 2014 relating to the consolidated financial statements of New Gold Inc. and subsidiaries (“New Gold Inc.”) and the effectiveness of New Gold Inc.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of New Gold Inc. for the year ended December 31, 2013.

"Deloitte LLP"

Chartered Professional Accountants, Chartered Accountants Licensed Public Accountants

March 28, 2014